Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
(INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)
OF
UNITED RETAIL GROUP, INC.
BY
BOULEVARD MERGER SUB, INC.
A WHOLLY OWNED SUBSIDIARY
OF
REDCATS USA, INC.
AT $13.70 PER SHARE NET TO SELLERS

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, OCTOBER 23, 2007, UNLESS THE OFFER IS EXTENDED.

Redcats USA, Inc. (“Redcats USA”), through its wholly owned subsidiary, Boulevard Merger Sub, Inc. (“Offeror”) is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of United Retail Group, Inc. (“URGI”) (including the associated rights to purchase Series A Junior Participating Preferred Stock of URGI) at a price per share of $13.70 upon the terms and subject to the conditions set forth in this Offer to Purchase, dated September 25, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 10, 2007 (the “Merger Agreement”), by and among Redcats USA, Offeror and URGI. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into URGI (the “Merger”), with URGI surviving the Merger as a wholly owned subsidiary of Redcats USA.

URGI’s board of directors has unanimously (i) approved the Merger Agreement, and determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the URGI stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the URGI stockholders accept the Offer and tender their Shares in the Offer.

IMPORTANT

Any URGI stockholder wishing to tender Shares in the Offer must, prior to the expiration of the Offer, either (i) complete and sign the Letter of Transmittal (or a facsimile) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Continental Stock Transfer & Trust Company (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request the URGI stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Offeror. An URGI stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the URGI stockholder wishes to tender those Shares.

Any URGI stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below), or that cannot comply with the procedures for book-entry transfer on a timely basis, may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, or Peter J. Solomon Securities Company, the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. The URGI stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. THIS OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES. SEE SECTION 6 — “PRICE RANGE OF THE SHARES; DIVIDENDS.”

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

105 Madison Avenue New York, New York 10016 Call Collect (212) 929-5500 or Call Toll-Free (800) 322-2885 Email: tenderoffer@mackenziepartners.com	520 Madison Avenue New York, New York 10022 Call Toll-Free (888) 447-6566 Email: redcatsinfo@pjsolomon.com

September 25, 2007

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share (“Shares”), of United Retail Group, Inc. (“URGI”), including the associated rights to purchase Series A Junior Participating Preferred Stock of URGI, issued pursuant to the Rights Agreement, dated as of September 14, 1999, as amended, by and between the URGI and Continental Stock Transfer & Trust Company, as rights agent.

Price Offered Per Share:	$13.70 per Share, net to sellers in cash (such amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration Time:	12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007.

Purchaser:	Boulevard Merger Sub, Inc. (“Offeror”), a wholly owned subsidiary of Redcats USA, Inc. (“Redcats USA”).

Minimum Condition:	At least a majority of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities of URGI, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

URGI’s Board of Directors’ Recommendation:	URGI’s board of directors unanimously recommends the URGI stockholders accept the Offer and tender their Shares in the Offer.

Other Information

•	The Offer is the first step in Redcats USA’s plan to acquire all outstanding Shares, as provided in the Agreement and Plan of Merger, dated as of September 10, 2007 (the “Merger Agreement”), by and among Redcats USA, Offeror and URGI. If the Offer is successful, Redcats USA, through its wholly owned subsidiary, will acquire any remaining Shares in a merger of Offeror with and into URGI (the “Merger”), pursuant to which each remaining outstanding Share shall automatically be converted into the right to receive the Offer Price in cash. URGI stockholders will have appraisal rights in the Merger, but not in the Offer.

•	The initial offering period of the Offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007 (or the latest time and date as the Offer may be extended, the “Expiration Date”) unless we extend the Offer. We will extend the Offer (1) from time to time for one or more periods of time up to 10 business days (or such longer period as URGI may agree in writing) per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived (provided that Offeror will not be obligated to extend the Offer after 150 days following the date that the Offer has commenced) and (2) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by Redcats USA, is less than 90% of the outstanding shares of URGI common stock, we may, without the consent of URGI, commence a subsequent offering period for three to 20 business days for the remaining outstanding Shares. In addition, URGI granted to Redcats USA and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Redcats USA and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after Redcats USA and Offeror beneficially own at least 80% of the outstanding Shares.

•	If we extend the Offer, we will issue a press release giving the new Expiration Date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

•	Concurrently with the execution of the Merger Agreement, Raphael Benaroya, URGI’s Chairman of the Board, President and Chief Executive Officer, entered into a Share Tender Agreement (the “Tender Agreement”), with Redcats USA, Offeror and URGI, pursuant to which he generally agreed to tender in the Offer all Shares beneficially owned by him (other than options, shares of restricted common stock and Shares held in accounts under the URGI Retirement Savings Plan and SRSP), which shares represent in the aggregate approximately 15% of the currently outstanding Shares.

URGI’s Board of Directors’ Recommendation

URGI’s board of directors recommends that the URGI stockholders accept the Offer and tender their Shares in the Offer. At a meeting held on September 10, 2007, URGI’s board of directors, among other things:

•	determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the URGI stockholders;

•	approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by URGI of its obligations thereunder and the consummation by URGI of the Merger and the transactions contemplated thereby;

•	recommended that stockholders of URGI (1) accept the Offer and tender their Shares in the Offer (subject to the right of URGI’s board of directors to withdraw, modify or amend such recommendation as provided in the Merger Agreement), and (2) vote in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and

•	approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Tender Agreement, the performance by URGI of its obligations thereunder and the consummation by URGI of the transactions contemplated thereby.

Conditions and Termination

We are not required to complete the Offer, unless:

•	the number of Shares validly tendered is at least a majority of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities of URGI, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); and

•	expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 has occurred.

See Section 11 — “Purpose of the Offer; The Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI” and Section 14 — “Conditions of the Offer” in this Offer to Purchase for a description of other conditions to the Offer and Redcats USA’s and URGI’S respective rights to terminate the Merger Agreement. The Offer is not conditioned on Redcats USA’s obtaining financing.

Procedures for Tendering

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary for the Offer or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Collect) for assistance. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase for further details.

•	If you hold your Shares through a broker or bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by so instructing the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights” in this Offer to Purchase for further details.

Recent URGI Trading Prices

•	The closing price for URGI shares was $7.55 per share on September 10, 2007, the last trading day before we announced the Merger Agreement, and $13.57 per share on September 24, 2007, the last trading day before the date of this Offer to Purchase. You should obtain a current quote for the market price of the URGI shares.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares

•	If the Offer is successful, we expect the Shares to continue to be traded on the Nasdaq Global Market (“NASDAQ”) until the time of the Merger, although we expect trading volume to be significantly below its pre-Offer level. Please note that the time period between completion of the Offer and the Merger may be very short (i.e., less than one trading day).

Material U.S. Federal Income Tax Consequences

•	The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, an URGI stockholder that receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the URGI stockholder’s tax basis in the Shares sold or exchanged. See Section 5 — “Material U.S. Federal Income Tax Consequences” in this Offer to Purchase for further details. URGI stockholders should consult their tax advisor regarding the particular tax consequences of the Offer and the Merger to them, including the federal, state, local and non-U.S. tax consequences.

Further Information

•	If you have questions about the offer, you can call the Information Agent:

105 Madison Avenue
New York, New York 10016
Call Collect (212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

or the Dealer Manager:

520 Madison Avenue
New York, New York 10022
Call Toll-Free (888) 477-6566
Email: redcatsinfo@pjsolomon.com

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions you, as an URGI stockholder, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to purchase my Shares?

Boulevard Merger Sub, Inc., a Delaware corporation formed for the purpose of making this acquisition. We are a wholly owned subsidiary of Redcats USA. See the “Introduction” to this Offer to Purchase and Section 9 — “Information Concerning Redcats USA and Offeror” in this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Redcats USA will provide Offeror with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon any financing arrangements. Redcats USA will obtain the necessary funds from its ongoing free cash flow and its affiliates. See Section 12 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender my URGI shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we will have through our affiliates sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price.

See Section 12 — “Source and Amount of Funds” in this Offer to Purchase.

Will the Offer be followed by a merger?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for at least a majority of the total number of Shares and the other conditions to the Merger are satisfied or waived, Offeror will merge with and into URGI. In the Merger, we will acquire all remaining Shares in the Merger for the same cash price as the Offer Price. If the Merger takes place, Redcats USA will own all of the Shares, and all the remaining URGI stockholders (other than the URGI dissenting stockholders that properly exercise appraisal rights) will receive the Offer Price. See Section 11(b) — “The Merger Agreement” and Section 14 — “Conditions of the Offer” in this Offer to Purchase for a description of the conditions to the Merger.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call MacKenzie Partners, Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885 or Peter J. Solomon Securities Company toll-free at (888) 477-6566. You may email MacKenzie Partners, Inc. at tenderoffer@mackenziepartners.com or Peter J. Solomon Securities Company at redcatsinfo@pjsolomon.com. MacKenzie Partners, Inc. is acting as the Information Agent, and Peter J. Solomon Securities Company is acting as Dealer Manager.

To:  All Holders of Shares of Common Stock of United Retail Group, Inc.:

INTRODUCTION

Boulevard Merger Sub, Inc. (“Offeror”), a Delaware corporation and a wholly owned subsidiary of Redcats USA, Inc., a Delaware corporation (“Redcats USA”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of United Retail Group, Inc., a Delaware corporation (“URGI”), including the associated rights to purchase Series A Junior Participating Preferred Stock of URGI, at a purchase price of $13.70 per Share, net to sellers in cash, (such amount per Share paid pursuant to the Offer, the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 10, 2007 (the “Merger Agreement”), by and among Redcats USA, Offeror and URGI. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis. See Section 14 — “Conditions of the Offer.” After the completion of the Offer and the satisfaction or waiver of certain conditions, Offeror will merge with and into URGI (the “Merger”).

The tendering URGI stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. URGI stockholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Redcats USA will pay all charges and expenses of Continental Stock Transfer & Trust Company, as Depositary, MacKenzie Partners, Inc., as Information Agent, and Peter J. Solomon Securities Company, as Dealer Manager (the “Dealer Manager”), incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

URGI’s board of directors has unanimously (i) approved the Merger Agreement, and determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the URGI stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended that the URGI stockholders accept the Offer and tender their Shares in the Offer.

Offeror is not required to purchase any Shares unless a majority of the total number of Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities of URGI, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). The Offer also is subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer,” 14 — “Conditions of the Offer” and 15 — “Legal Matters; Required Regulatory Approvals.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, at the end of October 23, 2007, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, subject to the terms and conditions of the Merger Agreement, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Offeror will extend the Offer (1) from time to time for one or more periods of time up to ten business days (or such longer period as URGI may agree in writing) per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) will not have been satisfied or waived (provided that Offeror will not be obligated to extend the Offer after 150 days following the date that the Offer has commenced) and (2) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any Shares then owned by Redcats USA, is less than 90% of the outstanding shares of URGI common stock, Offeror may, without the consent of URGI, commence a subsequent offering period for three to

20 business days for the remaining outstanding Shares. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” In addition, URGI granted to Redcats USA and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Redcats USA and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after Redcats USA and Offeror beneficially own at least 80% of the outstanding Shares.

Following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will occur, pursuant to which Offeror will merge with and into URGI, with URGI continuing as the surviving corporation (the “Surviving Corporation”) after the Merger. In the Merger, each outstanding Share that is not directly owned by URGI, Redcats USA or Offeror or any of their subsidiaries (other than Shares held by URGI stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price. Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the material U.S. federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

Bear, Stearns & Co. Inc. (“Bear Stearns”) has delivered to URGI’s board of directors an opinion, dated September 10, 2007, to the effect that, as of that date, and based upon and subject to certain matters stated in its opinion, the consideration to be received in the Offer and the Merger by the URGI stockholders is fair, from a financial point of view, to the URGI stockholders. A copy of Bear Stearns’ opinion is included with URGI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase, and URGI stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Bear Stearns.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Offeror will own a sufficient number of Shares to ensure that the Merger will be approved by URGI stockholders. See Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI.”

To the knowledge of URGI, after reasonable inquiry, all of URGI’s executive officers, directors and affiliates currently intend to (1) tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase and (2) if necessary, to vote such shares in favor of the Merger. Concurrently with the execution of the Merger Agreement, Raphael Benaroya, URGI’s Chairman of the Board, President and Chief Executive Officer, entered into a Share Tender Agreement (incorporated as Exhibit (d)(2) hereto and described below) pursuant to which he generally agreed to tender all Shares beneficially owned by him (other than options, shares of restricted common stock and shares of common stock held in URGI’s Retirement Savings Plan and Supplemental Retirement Savings Plan), which Shares represent approximately 15% of the currently outstanding Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

The Offer is conditioned upon the fulfillment of the conditions described in Section 14 — “Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that URGI stockholders should read carefully before making any decision with respect to the Offer.

1.	TERMS OF THE OFFER

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Offeror will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date.

If, at the Expiration Date, the conditions to the Offer described in Section 14 — “Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Offeror will extend the Expiration Date for one or more periods of time of not more than ten business days (or such longer period as URGI may agree in writing), provided that Offeror will not be obligated to extend the Offer after 150 days following the date that the Offer has commenced. Offeror will from time to time extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. URGI stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights.”

Offeror also has agreed in the Merger Agreement that, if at the Expiration Date, all conditions of the Offer have been satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer (together with any Shares then owned by Redcats USA) is less than 90% of the outstanding Shares, Offeror may, in compliance with applicable law, provide a subsequent offering period. A subsequent offering period, if one is provided, will allow URGI stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Offeror elects to have a subsequent offering period, the subsequent offering period will not be shorter than three business days nor longer than 20 business days with the exact number of days to be determined at Offeror’s election. In a subsequent offering period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Offeror will immediately accept and promptly pay for Shares as they are tendered. In the event that Offeror elects to provide a subsequent offering period, it will provide an announcement to that effect to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for October 23, 2007.

URGI granted to Redcats USA and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Redcats USA and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after Redcats USA and Offeror beneficially own at least 80% of the outstanding Shares.

Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, Offeror also reserves the right, at any time or from time to time, to (1) delay purchase of, or, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Legal Matters; Required Regulatory Approvals”; or if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; (2) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 — “Conditions of the Offer”; and (3) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with URGI’s prior written consent) or otherwise amend the Offer in any respect; in each case, by giving oral followed by written notice of the delay, termination, waiver or amendment to the Depositary. Offeror acknowledges that Rule 14e-1(c) under the Exchange Act requires Offeror to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and that Offeror may not delay purchase of, or payment for (except as provided in clause (1) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights that Offeror reserves in the preceding paragraph are in addition to its rights pursuant to Section 14 — “Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Redcats USA and Offeror may choose to make any public announcement, Redcats USA and Offeror will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Offeror makes a material change in the terms of the Offer, or if Offeror waives a material condition to the Offer, Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Offeror decreases the number of Shares being sought (which would require the consent of URGI), or increases or decreases (which decrease would require the consent of URGI) the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to URGI stockholders, Offeror will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or other day on which the SEC or banks in the City of New York are authorized or required by law to be closed.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14 — “Conditions of the Offer.”

Consummation of the Offer also is conditioned upon expiration or termination of the waiting period (and any extension thereof) imposed by the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), the absence of any Materially Burdensome Condition (as defined in Section 11 — “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for URGI”) imposed in connection with obtaining any such approvals or terminations, and the satisfaction or waiver of other conditions set forth in Section 14 — “Conditions of the Offer.” Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with URGI’s prior written consent. In the event that Offeror waives any condition set forth in Section 14, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to URGI stockholders, require that the Offer remain open for an additional period of time and/or that Redcats USA and Offeror disseminate information concerning such waiver.

URGI has provided Redcats USA and Offeror with its stockholder lists and security position listings for the purpose of disseminating the Offer to URGI stockholders. Redcats USA and Offeror will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Redcats USA and Offeror will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

Upon the terms and subject to the conditions of the Offer (including, if Offeror extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the SEC, Offeror will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4 — “Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14 — “Conditions of the Offer.” If Offeror includes a subsequent offering period, Offeror will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period.

For information with respect to approvals that Redcats USA and Offeror are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15 — “Legal Matters; Required Regulatory Approvals.”

In all cases, Offeror will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”; (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the

Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Offeror may enforce that agreement against the participant.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering URGI stockholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering URGI stockholders.

If Offeror does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Offeror will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Offeror increases the price offered to URGI stockholders in the Offer, Offeror will pay the increased price to all URGI stockholders from whom Offeror purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.

Offeror reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Offeror of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

Valid Tender of Shares.  Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (1) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (2) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer.  The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a subsequent offering period, the tendering URGI stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering URGI stockholder’s acceptance of the Offer, as well as the tendering URGI stockholder’s representation and warranty that the URGI stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Offeror’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Offeror and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees.  A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (1) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (2) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each such delivery of Share Certificates.

Guaranteed Delivery.  If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Offeror; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Offeror will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering URGI stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

U.S. Federal Income Tax Backup Withholding.  Under U.S. federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, an URGI stockholder must provide the Depositary with (i) the URGI stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the URGI stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal, or (ii) if applicable, an adequate basis for exemption. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the U.S. Internal Revenue Service may impose a penalty on the URGI stockholder, and any payment made to the URGI stockholder pursuant to the Offer may be subject to backup withholding. All URGI stockholders surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding, or otherwise establish a basis for exemption. Certain URGI stockholders (including, among others, all corporations and certain foreign persons) may not be subject to backup withholding. Foreign URGI stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These URGI stockholders should consult their tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to an URGI stockholder may be refunded or credited against the URGI stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service.

Appointment as Proxy.  By executing the Letter of Transmittal, you irrevocably appoint Offeror’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Offeror accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Offeror accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Offeror’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of URGI stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of URGI stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Offeror or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of URGI stockholders.

Determination of Validity.  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Offeror, in its sole discretion, which determination will be final and binding on all parties. Offeror reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Offeror not to be in proper form or the acceptance of or payment for which may, in the opinion of Offeror’s counsel, be unlawful. Offeror also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires URGI’s prior written consent) or any defect or irregularity in any tender of Shares by any particular URGI stockholder, whether or not similar defects or irregularities are waived in the case of other URGI stockholders. Offeror’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Offeror. None of Redcats USA, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	WITHDRAWAL RIGHTS

Other than during a subsequent offering period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date). In addition, unless your shares have previously been accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after November 23, 2007. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Offeror is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Offeror’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Offeror’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent to which you are entitled to and duly exercise withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the SEC.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Redcats USA, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares. As used herein, “holder” means a beneficial owner of Shares that is an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia; a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate the income of which is subject to U.S. federal income tax regardless of its source. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable current and proposed U.S. Treasury Regulations, judicial authority and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

This discussion assumes that a holder holds Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income tax that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, shareholders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, non-U.S. persons, shareholders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, shareholders who acquired Shares through the exercise of employee stock options or other compensation arrangements, or persons that are partners in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds Shares). This discussion does not address the tax consequences of the Merger to holders of Shares who validly exercise dissenters’ rights with respect to their Shares. In addition, the discussion does not address any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

The receipt of cash pursuant to the Offer or the Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference, if any, between (i) the amount of cash received in exchange for such Shares and (ii) the holder’s adjusted tax basis in such Shares. If a holder acquired different blocks of Shares at different times or different prices, the holder must calculate its gain or loss and determine its adjusted tax basis and holding period separately with respect to each block of Shares. If the holding period in the Shares surrendered in the Offer or the Merger is greater than one year, the gain or loss will be long-term capital gain or loss. Capital losses are subject to limitations on deductibility for both corporate and non-corporate holders.

See Section 3 of this Offer to Purchase with respect to the application of U.S. federal income tax backup withholding to payments made pursuant to the Offer.

Holders of Shares should consult their own tax advisor to determine the particular tax consequences to them, including the application and effect of any state, local or non-U.S. income and other tax laws, of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

6.	PRICE RANGE OF THE SHARES; DIVIDENDS

The Shares are traded on the NASDAQ under the symbol “URGI.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the NASDAQ during each quarter presented.

United Retail Group, Inc.

	High	Low

Fiscal 2005
First Quarter	$6.69	$4.78
Second Quarter	8.50	4.86
Third Quarter	9.69	7.20
Fourth Quarter	15.71	8.98
Fiscal 2006
First Quarter	$20.78	$15.03
Second Quarter	19.04	13.51
Third Quarter	20.00	14.02
Fourth Quarter	19.95	12.06
Fiscal 2007
First Quarter	$15.21	$11.89
Second Quarter	15.06	11.04
Third Quarter (through September 24, 2007)	13.60	7.50

URGI has not paid cash dividends during the last two years. Under the terms of the Merger Agreement, URGI is not permitted to declare or pay dividends with respect to the Shares.

On September 10, 2007, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NASDAQ for the Shares was $7.55 per Share. On September 24, 2007, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the NASDAQ for the Shares was $13.57 per Share.

URGI stockholders are urged to obtain current market quotations for the Shares.

7.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Redcats USA nor Offeror can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

NASDAQ Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares no longer may meet the standards set forth in the NASDAQ’s published guidelines for continued listing on the NASDAQ. According to the NASDAQ’s published guidelines, the NASDAQ would consider delisting the Shares if, among other things (i) the number of total shareholders falls below 400; (ii) the market value of publicly held Shares falls below $5,000,000; or (iii) the number of publicly held Shares (exclusive of Shares held by officers, directors, or beneficial owners of 10% or more) falls below 750,000. In this event, the market for Shares would be adversely affected. In the event the Shares were no longer listed on the NASDAQ, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration.  The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by URGI to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that URGI is required to furnish to URGI stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement or information statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of providing an annual report, no longer applicable to URGI. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions would no longer be applicable to URGI. In addition, the ability of “affiliates” of URGI and persons holding “restricted securities” of URGI to dispose of the securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or, with respect to affiliates, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing. Redcats USA and Offeror believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it would be Offeror’s intention to cause URGI to take such actions as are required to terminate such registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ (unless delisted as set forth in “— Nasdaq Listing”) will be terminated following the completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	INFORMATION CONCERNING URGI

URGI is a Delaware corporation with its principal executive offices located at 365 W. Passaic Street, Rochelle Park, New Jersey 07662. The telephone number at that location is (201) 845-0880. URGI is a specialty retailer of large-size women’s fashion apparel, footwear and accessories featuring AVENUE® brand merchandise. URGI operates 483 AVENUE® stores with 2,132,000 square feet of selling space.

URGI is required to file its annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. URGI’s SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at www.sec.gov.

URGI Projections.  In connection with the strategic alternatives review process, URGI provided certain projections to Redcats USA and its financial advisor, which projections were based on URGI’s estimate of its future financial performance as of the date they were provided. Included below are the material portions of the projections to give stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the offer and the Merger. The inclusion of this information should not be regarded as an indication that URGI’s management, URGI’s board of directors, Bear Stearns, Offeror, Redcats USA or Redcats USA’s financial advisor considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. None of Offeror, Redcats USA or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of URGI compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

Two-Year Initial Projected Financial Information.

In mid-June 2007, projections for the remainder of fiscal year 2007 and fiscal year 2008 (the “Two-Year Projections”) were made available to Redcats USA. In order to prepare the Two-Year Projections, URGI’s management made various assumptions regarding the significant factors that affect URGI’s financial results. The significant factors identified include comparable store sales growth, gross margin rates, the growth in avenue.com sales, the inflation rate of expenses, capital expenditures (including the number of stores opened, closed and remodeled), working capital and the sales growth pattern of new stores. The assumptions developed for these significant factors in this projection are summarized as follows:

	Projected
Factor	2007	2008

Comparable store sales increase	2%	4%
Gross margin rate	44%	46%
avenue.com sales increase	46%	40%
Expense inflation rate	0%	1%
Stores opened	27	60
Stores closed	20	20
Stores remodeled	30	30

Additionally, URGI’s management assumed that a new store would achieve sales equivalent to 90% of chain average in its first year of operation, 95% of chain average in its second year of operation and achieve chain average in its third year of operation.

Consolidated Income Statement Items for Two-Year Projections.

	Projected
Fiscal Year Income Statement	2007	2008
	(unaudited,
	amounts in millions)

Net sales	$466.3	$521.5
Operating income	15.4	34.8
EBITDA(1)	27.1	49.3

(1)
EBITDA (earnings before interest, income taxes, depreciation and amortization (including amortization of deferred lease incentives)) is a measure used by URGI management to measure operating performance. EBITDA is not a recognized term under U.S. generally accepted accounting principles (GAAP), but is being included, as URGI believes it is a commonly used measure of operating performance in the retail industry. It should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity as determined in accordance with GAAP. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as projected may not be comparable to EBITDA as reported by other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements or capital expenditures.

Five-Year Projected Financial Information.

In early September 2007, in light of the changed retail environment and the outdated nature of the Two-Year Projections, at the direction of URGI’s board of directors, URGI’s management prepared an updated five-year plan (the “Five-Year Projections”). The Five-Year Projections were made available to Redcats USA and its financial advisor. In order to prepare the Five-Year Projections, URGI’s management made various assumptions regarding the significant factors that affect URGI’s financial results. The significant factors identified include comparable store sales growth, gross margin rates, the growth in avenue.com sales, the inflation rate of expenses, capital expenditures (including the number of stores opened, closed and remodeled), working capital and the sales growth pattern of new stores. The assumptions developed for these significant factors in this projection are summarized as follows:

	Projected
Factor	2007	2008	2009	2010	2011

Comparable store sales increase	2%	4%	4%	3%	3%
Gross margin rate	44%	45%	45%	45%	45%
avenue.com sales increase	42%	30%	23%	18%	16%
Expense inflation rate	2%	2%	2%	2%	2%
Stores opened	20	45	45	45	45
Stores closed	20	20	20	20	20
Stores remodeled	30	30	30	30	30

Additionally, URGI’s management assumed that a new store would achieve sales equivalent to 90% of chain average in its first year of operation, 95% of chain average in its second year of operation and achieve chain average in its third year of operation.

Consolidated Income Statement Items for Five-Year Projections.

	Projected
Fiscal Year Income Statement	2007	2008	2009	2010	2011
		(unaudited, amounts in millions)

Net sales	$476.1	$511.2	$565.3	$618.8	$668.7
Operating income	10.7	22.2	31.5	40.0	45.9
EBITDA(1)	22.4	34.3	45.1	54.7	61.6

(1)	EBITDA (earnings before interest, income taxes, depreciation and amortization (including amortization of deferred lease incentives)) is a measure used by URGI management to measure operating performance. EBITDA is not a recognized term under U.S. generally accepted accounting principles (GAAP), but is being included, as URGI believes it is a commonly used measure of operating performance in the retail industry. It should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity as determined in accordance with GAAP. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as projected may not be comparable to EBITDA as reported by other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements or capital expenditures.

Sensitivity Analysis.

URGI’s management also provided to Redcats USA adjustments to the Two-Year Projections and the Five-Year Projections as a result of variances from projected financial performance. Those sensitivities are provided in the table below:

•	A one percent change in comparable store sales equals $1.8 million to $2.4 million of EBITDA.

•	A 50 basis point change in the gross margin rate (as defined internally) in fiscal 2008 equals approximately $2.0 million of EBITDA.

•	For each $5 million change in avenue.com sales, EBITDA increases or decreases by $1.5 million to $2.0 million.

The Two-Year Projections and Five-Year Projections and Sensitivity Analysis described above were prepared by URGI’s management and were not prepared with a view toward public disclosure or compliance with U.S. generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. URGI’s independent registered public accounting firm, Eisner LLP, has neither examined nor compiled the projections or analyses and, accordingly, Eisner LLP does not express an opinion or any other form of assurance with respect thereto. The Eisner LLP report included in URGI’s historical financial statements does not extend to these projections or analyses and should not be read to do so. The internal financial forecasts (upon which the projections and analysis were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis also reflect numerous assumptions made by URGI’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projections and analysis do not consider the effect of the Offer or the Merger.

Readers of this Offer to Purchase are cautioned not to rely on the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. These projections and analysis are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and shareholder value of URGI to materially differ from those expressed in the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. Accordingly, none of URGI, Offeror or Redcats USA can assure you that the Two-Year Projections and Five-Year Projections or Sensitivity Analysis will be realized or that URGI’s future financial results will not materially vary from the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis do not take into account the Offer or the Merger or any of the transactions contemplated by the Merger Agreement. None of URGI, Offeror or Redcats USA intends to update or revise the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. For a discussion of risks and uncertainties that may be relevant to URGI’s results, please refer to URGI’s filings with the SEC.

9.	INFORMATION CONCERNING REDCATS USA AND OFFEROR

Redcats USA is a Delaware corporation with its principal executive offices located at 463 Seventh Avenue, New York, New York, 10018. Redcats USA’s telephone number is (212) 613-9500. Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of €4.33 billion in 2006.

Offeror’s principal executive offices are located c/o Redcats USA, Inc. at 463 Seventh Avenue, New York, New York, 10018. Offeror is a newly formed Delaware corporation and a wholly owned subsidiary of Redcats USA. Offeror has not conducted any business other than in connection with the Offer and the Merger. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Redcats USA and Offeror are set forth in Schedule I to this Offer to Purchase.

François Pinault controls Société Financière Pinault, which holds 100% of the outstanding voting securities of Artémis Holdings S.A., which holds over 55% of the voting rights of PPR S.A., which indirectly holds 100% of the outstanding voting securities of Offeror and Redcats. Mr. Pinault is the founder and former president of Artemis and PPR S.A., and director of Société Financière Pinault and Artemis. Mr. Pinault is a citizen of France.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (1) neither Redcats USA, nor, to Redcats USA’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Redcats USA or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of URGI, (2) neither Redcats USA nor, to Redcats USA’s knowledge, any of the persons or entities referred to in clause (1) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of URGI during the past 60 days, (3) neither Redcats USA nor, to Redcats USA’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of URGI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (4) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Redcats USA or any of its subsidiaries, or, to Redcats USA’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and URGI or any of its executive officers, directors or affiliates, on the other hand, and (5) during the two years prior to the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Redcats USA or any of its subsidiaries, or, to Redcats USA’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and URGI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

10.	BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH URGI

Redcats USA and its board of directors, together with its ultimate parent company, PPR S.A., continually reviews its strategic alternatives. In connection with these reviews, Redcats USA from time to time evaluates potential transactions that may further its strategic objectives and enhance stockholder value. As part of this continuous review, Redcats USA held discussions with URGI in the beginning of 2005, and in the early spring of 2005, to discuss a possible strategic transaction between the two companies. These discussions were high-level and of a preliminary nature.

During the late spring of 2005, Eric Faintreny, the Chief Executive Officer of Redcats USA, and Olivier Marzloff, the Chief Financial Officer of Redcats USA, met with Raphael Benaroya, the Chief Executive Officer of URGI, and George Remeta, the Chief Administrative Officer of URGI. During this meeting, the parties talked about a broad range of strategic alternatives between the two companies, including the possibility that Redcats USA would license from URGI the AVENUE trademark for a catalog.

On July 12, 2005, Redcats USA and URGI entered into a customary confidentiality agreement.

In July and August of 2005, representatives of Redcats USA and URGI met again to discuss a potential business combination between the two companies, and the potential business synergies that could be achieved from such a combination. These discussions were high-level and preliminary, and did not result in any agreement between the two companies regarding terms of any possible transaction. After such meetings, discussions between Redcats USA and URGI regarding a possible strategic transaction did not resume for several months.

In late 2005 and early 2006, Redcats USA approached URGI to discuss the possibility of using the AVENUE® brand in their catalog business on a test basis. In early 2006, representatives of Redcats USA and URGI negotiated an agreement for a catalog marketing test. On February 24, 2006, URGI announced that an AVENUE® catalog would be created and tested by Redcats USA. In March and April of 2006, URGI continued to implement its arrangements with Redcats USA to conduct a marketing test of an AVENUE® catalog through August 2006 without the payment by Redcats USA of any trade name royalty. Following the catalog marketing test, it was determined that further catalog mailings would not proceed.

On March 26, 2006, Bear Stearns, as financial advisor to URGI, sent a letter to Redcats USA describing URGI’s process for exploring possible transactions. Redcats USA decided not to pursue a transaction with URGI at this time.

On May 25, 2007, during its first quarter earnings conference call, URGI noted that its board of directors seriously considered, and continued to consider, strategic alternatives to increase shareholder value. URGI made a similar statement in its Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2007.

On June 25, 2007, Redcats USA, in connection with URGI’s latest strategic alternatives review process, entered into a customary confidentiality agreement with URGI to facilitate the exchange of due diligence materials between the management of the two companies.

On June 26, 2007, Bear Stearns sent a process letter on behalf of URGI to Redcats USA describing the process for considering a possible transaction and requesting that Redcats USA provide preliminary indications of interest by July 27, 2007.

On July 10, 2007, Redcats USA attended management presentations of URGI regarding URGI’s businesses.

On July 27, 2007, Redcats USA submitted a preliminary indication of interest to acquire all of URGI’s outstanding shares of common stock at a price of $15.00 per share in cash, which represented a premium of approximately 33.8% to the closing price of URGI’s common stock of $11.21 on July 26, 2007, the last trading day before the indication of interest was made. Redcats USA’s indication of interest noted that it was subject to satisfactory completion of due diligence. The indication of interest also noted that Redcats USA proposed to acquire URGI through a tender offer, instead of a one-step merger, thereby potentially delivering the offer consideration to URGI shareholders on a shorter timetable.

In August 2007, URGI made due diligence materials available to Redcats USA, and representatives of Redcats USA, along with its financial advisor, Peter J. Solomon Company, and its legal counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), commenced due diligence.

On August 20, 2007, Bear Stearns, on behalf of URGI, sent another process letter to Redcats USA, requesting the submission of a definitive proposal by August 27, 2007. On August 14, 2007, URGI, through its representatives, sent a draft merger agreement to Redcats USA through its representatives.

On August 27, 2007, Redcats USA submitted a written proposal to URGI for the purchase of all of URGI’s outstanding shares of common stock at a price of $14.00 per share in cash, along with a markup of the draft merger agreement providing for a tender offer structure. Redcats USA noted that its proposal was lower than its preliminary indication of interest because of “additional information available and diligence performed subsequent to the date of the initial proposal, including URGI’s July performance, URGI’s revised earnings forecast for 2007 (which was 10.9% below the forecasted EBITDA at the management presentation on July 10, 2007) and our own assessment of the additional required capital expenditures that will be required for the retail fleet.” In addition, the proposal indicated that it was expressly contingent on Messrs. Benaroya and Remeta and Mr. Kenneth Carroll, URGI’s General Counsel, executing new employment agreements with URGI that would have the effect of reducing the severance payments and other benefits that would have been payable to such executives under their existing employment agreements in the event that they were involuntarily terminated under certain conditions. The proposal also indicated that Messrs. Benaroya and Remeta would have a continued role with URGI following a transaction for at least a one-year transition period for Mr. Remeta and for one to two years in the case of Mr. Benaroya. Redcats USA indicated that they wanted Mr. Carroll to remain employed for a 90-day transition period. The proposal further indicated that it was conditioned on Mr. Benaroya’s entering into a share tender agreement, pursuant to which he would agree to tender his Shares in the Offer.

On August 29, 2007, Bear Stearns communicated to Peter J. Solomon Company that Redcats USA should increase its purchase price, that the proposed merger agreement submitted by Redcats USA should be revised to provide more certainty of closing and that URGI’s longstanding employment agreements with senior management should be honored in accordance with their terms, although management was prepared to discuss with Redcats USA accepting different employment arrangements so long as the financial arrangements under their existing employment agreements were honored. Mr. Benaroya communicated a similar message to Mr. Faintreny.

On August 30, 2007, Redcats USA’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) sent Wachtell Lipton a revised draft of the merger agreement and certain preliminary tax calculations for Mr. Benaroya and Mr. Remeta relating to potential severance payments and tax gross-up amounts under their current employment agreements.

On September 2, 2007, Mr. Carroll, Skadden and Wachtell negotiated the terms of the proposed merger agreement, including discussing some of the major open items on the draft merger agreement, including, among others, the amount and terms under which the termination fee would be payable, the scope of the representations that URGI would provide and the conditions to Redcats USA’s obligations to complete the Offer.

On September 3, 2007, Mr. Benaroya further discussed with Mr. Faintreny URGI’s desire for the merger agreement to contain terms that provided URGI with greater certainty of closing. Later that afternoon, Wachtell Lipton delivered a further revised draft of the merger agreement to Skadden.

On the evening of September 4, 2007, representatives of URGI and Redcats USA, along with their respective legal and financial advisors, met at Wachtell Lipton’s offices to discuss the terms of the proposed merger agreement and the employment agreements. Representatives of URGI management reiterated the view that, contrary to Redcats USA’s proposal of August 27, 2007, URGI expected Redcats USA to honor URGI’s employment agreements with senior management in accordance with their terms (subject to any modifications agreeable by the parties to such agreements). The parties then continued to discuss and negotiate the other terms of the merger agreement. Also on September 4, 2007, Wachtell Lipton provided Skadden with a draft Share Tender Agreement, pursuant to which Mr. Benaroya would agree to tender all of his Shares in the Offer. Over the next several days, numerous drafts of the merger agreement were exchanged between the parties, and the parties were in frequent contact to discuss and negotiate specific terms of the merger agreement, related agreements and the amended employment agreements, which included continuing employment of the executives for different periods of time, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants would apply.

On September 6, 2007, representatives of URGI, including Mr. Vincent Langone, an independent director of URGI, and Redcats USA, along with their respective legal and financial advisors, met again at Wachtell Lipton’s offices. In addition, personal counsel to Mr. Benaroya and Mr. Remeta were present at portions of the meeting relating to the employment agreement amendments. Representatives of URGI and Redcats USA continued to discuss and finalize the various terms and conditions of the draft merger agreement, the employment agreement amendments for Messrs. Benaroya, Remeta and Carroll, and the share tender agreement. During the afternoon of September 6, 2007, Mr. Faintreny met separately with each of Mr. Langone and Mr. Benaroya, and subsequently with both of them, to discuss the proposed offer price. Mr. Langone advised Mr. Faintreny that URGI’s board of directors was seeking an increase in Redcats USA’s proposal to $14.25 per share. Mr. Faintreny replied that based on URGI’s weakened prospects, including decline in URGI’s financial results as well as its significantly reduced projections, the decline in URGI’s stock price and the more uncertain current retail environment, Redcats USA believed that the price should be lowered, but that he was prepared to seek authorization from Redcats USA’s parent company to proceed at the $14.00 per share price. In addition, Mr. Faintreny noted that Redcats USA would condition the transaction on modification of URGI’s employment agreements to provide for continuing employment of the executives for different periods of time, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants apply. Mr. Langone asked Mr. Faintreny if Mr. Faintreny would seek authorization from Redcats USA’s parent company to propose a higher purchase price. Mr. Faintreny replied that he would make such an inquiry if URGI’s board of directors insisted, but he believed that there was virtually no chance that Redcats USA’s parent company would agree to an increase in the proposed purchase price, and there was a significant risk that the response would be to terminate discussions with URGI.

On September 7, 2007, Redcats USA contacted URGI to advise that it would need to conduct additional due diligence before it was prepared to proceed with its $14.00 per share proposal as a result of URGI’s September 6 release disclosing a 7% decline in August comparable stores sales and its review of URGI’s updated projections for the second half of fiscal 2007 and fiscal 2008, which had been included in the five-year plan that had been provided to Redcats USA a few days earlier. As a result, later that afternoon, representatives of Redcats USA and Peter J. Solomon Company held a telephone conference with Mr. Remeta and representatives of Bear Stearns during which Redcats USA conducted further financial and business due diligence, including regarding the achievability of the updated projections.

In the evening of September 8, 2007, Mr. Faintreny called Mr. Benaroya to advise him that Redcats USA was reducing its proposal to $13.60 per share because of, among other things, URGI’s lowered projections for 2007 and 2008 and Redcats USA’s belief that URGI would not be able to achieve these reduced projected results for the second half of fiscal 2007 and fiscal 2008. Mr. Faintreny advised Mr. Benaroya that Redcats USA still strongly wished to proceed with the transaction with URGI, though at a reduced price.

On the morning of September 10, 2007, Mr. Langone and Mr. Faintreny met at Skadden’s offices with their respective legal counsel. Mr. Langone and Mr. Faintreny then met in private to discuss the reaction of URGI’s board of directors to Redcats USA’s $13.60 proposal. Mr. Langone stated that he did not believe that he personally could recommend a $13.60 proposal to the full URGI board of directors and that Redcats USA should increase its proposed purchase price to $13.80 for the consideration of URGI’s board of directors. He also advised Mr. Faintreny that Redcats USA would have to reduce the termination fee and expense reimbursement. After further negotiations, Redcats USA increased its proposal to $13.70 per share and it agreed to lower its break-up fee and expense reimbursement proportionately to reflect the decrease in the offer price from $14.00 to $13.70. Mr. Faintreny advised that this was Redcats USA’s best and final proposed price that it would propose to its parent company. Mr. Langone stated that he would take this revised proposal back to URGI’s board of directors for its consideration.

Following this meeting, on September 10, 2007, Mr. Faintreny discussed with Redcats USA’s parent company the best and final price that Redcats USA had proposed to URGI. Redcats USA’s parent company consented to proceeding with the transaction at that price, which Mr. Faintreny subsequently conveyed to representatives of URGI.

In the early evening of September 10, 2007, representatives of URGI contacted representatives of Redcats USA to inform them that URGI’s board of directors had unanimously approved the merger agreement, the amendments to the employment agreements, and the transactions contemplated by such agreements. Redcats USA’s board of directors and sole shareholder then unanimously approved the Merger Agreement, the Tender Agreement the amendments to the employment agreements and the transactions contemplated by such agreements.

Subsequently, the parties executed the Merger Agreement, the Share Tender Agreement and the employment agreement amendments. Prior to the opening of trading of the Common Stock on the NASDAQ on September 11, 2007, Redcats USA and URGI issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement.

11.	PURPOSE OF THE OFFER; THE MERGER AGREEMENT; STATUTORY REQUIREMENTS; APPRAISAL RIGHTS; “GOING PRIVATE” TRANSACTIONS; PLANS FOR URGI

(a) Purpose.  The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, URGI. The Offer, as the first step in the acquisition of URGI, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of URGI not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement.  The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Redcats USA and Offeror have filed as an exhibit to the Tender Offer Statement on Schedule TO that Redcats USA and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Redcats USA and Offeror.”

The Offer.  The Merger Agreement provides that Offeror will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement and in any event within 15 business days of the date of the Merger Agreement, and that, subject to the terms and prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14 — “Conditions of the Offer,” Offeror will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of URGI, Offeror will not (1) decrease the price to be paid in the Offer or change the form of consideration payable in the Offer, (2) decrease the number of Shares sought to be purchased in the Offer, (3) impose additional conditions to the Offer or amend any condition in a manner that is adverse to the holders of Shares, (4) waive or amend the Minimum Condition, (5) except as provided in the Merger Agreement, extend the expiration of the Offer beyond the initial Expiration Date, or (6) make any other change in the terms of the Offer in a manner that is materially adverse to the holders of Shares. However, Offeror may, without the consent of URGI, commence a subsequent offering period for three to 20 business days to acquire the outstanding Shares if all of the conditions of the Offer are satisfied but the number of Shares that have been validly tendered and not withdrawn in the Offer, together with any Shares then owned by Redcats USA, is less than 90% of the outstanding Shares.

The Merger Agreement also provides that if, at the then-scheduled Expiration Date, any of the conditions of the Offer have not been satisfied or waived, Offeror will, from time to time, extend the Offer for one or more periods of time of not more than 10 business days (or such longer periods as URGI may agree in writing) per extension, up to a total extension of 150 days following the date that the Offer commenced. In addition, the Offeror will extend the Offer for any period required by any rule or position of the SEC or the Staff of the SEC applicable to the Offer.

Recommendation.  URGI has represented to Redcats USA in the Merger Agreement that URGI’s board of directors, at a meeting duly called and held, has unanimously (1) approved the Merger Agreement and determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the URGI stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) resolved to recommend that the URGI stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement and the Merger to the extent required by applicable law. URGI further represented that Bear Stearns, URGI’s financial advisor, has delivered to URGI an opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received by the URGI stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to the URGI stockholders.

Directors.  The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the acceptance of any Shares for payment by Redcats USA, Offeror or any of their affiliates pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, Offeror is entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on URGI’s board of directors as will give Offeror representation on the URGI board of directors equal to the product of the total number of directors on URGI’s board of directors (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by Redcats USA or its affiliates bears to the total number of Shares then outstanding. URGI will use its reasonable best efforts to, upon Redcats USA’s request, promptly, at Redcats USA’s election, either increase the size of URGI’s board of directors or seek and accept the resignation of such number of directors as is necessary to enable Redcats USA’s designees to be so elected. Subject to certain requirements discussed in the paragraph below, URGI will, at such times, cause individuals designated by Redcats USA to constitute the same percentage of each committee of URGI’s board of directors as Redcats USA’s designees represent on URGI’s board of directors, other than any committee of URGI’s board of directors established to take action under the Merger Agreement which committee must be composed only of Independent Directors (as defined below).

In the event that Redcats USA’s designees are elected or designated to URGI’s board of directors, then, until the time the Merger becomes effective (the “Effective Time”), URGI will cause URGI’s board of directors to have at least two members who (1) were directors on the date of the Merger Agreement and (2) are independent directors for purposes of the continued listing requirements of the NASDAQ (the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason (including removal for cause as described below), the remaining Independent Directors will be entitled to elect or designate another individual who is a non-employee director on the date of the Merger Agreement to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of URGI’s board of directors as of the date of the Merger Agreement will be entitled to designate two individuals to fill such vacancies, provided that such individuals may not be employees or officers of URGI, Redcats USA or Offeror and such directors will be deemed Independent Directors for purposes of the Merger Agreement. Following the Acceptance Time and prior to the Effective Time, Redcats USA and Offeror will cause any amendment or termination of the Merger Agreement, any extension by URGI of the time for performance of any of the obligations or other acts of Offeror or Redcats USA or waiver of any of URGI’s rights under the Merger Agreement or other action adversely affecting the rights of the URGI stockholders (other than Redcats USA or Offeror), not to be effected without the affirmative vote of a majority of the Independent Directors. Following the Acceptance Time and prior to the Effective Time, neither Redcats USA nor Offeror will take any action to remove any Independent Director unless such removal is for cause.

The Merger.  The Merger Agreement provides that, at the Effective Time, Offeror will be merged with and into URGI. Following the Merger, the separate corporate existence of Offeror will cease and URGI will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Redcats USA.

URGI has agreed that, if required by applicable law in order to consummate the Merger, it will, in accordance with applicable law (1) duly call, give notice of, convene and hold a special meeting of the URGI stockholders as soon as practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any) for the purpose of adopting the Merger Agreement, (2) as soon as reasonably practicable following the Acceptance Time (or, if later, following the termination of the subsequent offering period, if any), prepare and file with the SEC the proxy or information statement relating to such special meeting (the “Proxy Statement”), (3) include in the Proxy Statement the recommendation of URGI’s board of directors that the stockholders of URGI vote in favor of the adoption of the Merger Agreement, (4) use its reasonable best efforts (a) to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt of such comments and (b) to cause the Proxy Statement to be mailed to URGI Stockholders as soon as practicable after the Proxy Statement is cleared by the SEC, (5) notify Redcats USA and Offeror of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (6) provide Redcats USA with copies of all written correspondence between the URGI and its representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Redcats USA or Offeror acquires, including as a result of the exercise of the merger option, at least 90% of the outstanding Shares, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a meeting of the URGI stockholders in accordance with Section 253 of the DGCL.

Short-Form Merger Option.  URGI granted to Redcats USA and Offeror an irrevocable option to purchase, at a per share price equal to the price to be paid in the Offer, a number of Shares that, when added to the number of Shares owned by Redcats USA and Offeror immediately following consummation of the Offer, equals one Share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after Redcats USA and Offeror beneficially own at least 80% of the outstanding Shares.

Treatment of Shares in the Merger.  At the Effective Time, by virtue of the Merger and without any action on the part of Redcats USA, Offeror, URGI or the holders of any Shares or any shares of capital stock of Offeror: (1) each share of capital stock of Offeror issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, such shares constituting the only outstanding shares of the Surviving Corporation; (2) each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by URGI, Redcats USA or Offeror, and (b) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Dissenting Shares”), in accordance with the provisions of the DGCL, which Dissenting Shares will only be entitled to the rights granted under the DGCL), including any shares held by the trustee for certain URGI retirement plans, will be automatically canceled and cease to exist, and will be converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer; and (3) any Shares that are owned by URGI as treasury stock and any Shares owned by Redcats USA or URGI, will be automatically canceled and cease to exist, with no such right to any consideration. If an URGI stockholder fails to validly perfect or loses such appraisal rights, then the Dissenting Shares will be deemed to have been canceled at the Effective Time, and such URGI stockholder will be entitled to receive the price paid in the Offer (payable without any interest thereon) as compensation for such cancellation. See “— Appraisal Rights.”

Representations and Warranties.  Pursuant to the Merger Agreement, URGI has made customary representations and warranties to Redcats USA and Offeror with respect to, among other matters, its organization standing and corporate power, corporate authority, enforceability and voting requirements, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, noncontravention, government approvals, subsidiaries and capitalization, filings with the SEC and securities law matters, the absence of certain changes including any Material Adverse Effect (as defined below), undisclosed liabilities, litigation, compliance with law and permits, tax matters, employee benefits matters, labor matters, contracts, real property, intellectual property, customer privacy matters, suppliers, insurance, exemption from anti-takeover laws, brokerage and finders’ fees, inapplicability of the URGI rights agreement and opinion of URGI’s financial advisor. Redcats USA and Offeror have made customary representations and warranties to URGI with respect to, among other matters, organization and standing, corporate power and authority, noncontravention, government consents, Redcats USA status, ownership and operations of Offeror, compliance with laws, litigation, required funds, status as to Shares, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and brokerage and finders’ fees.

The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and are qualified by information in confidential disclosure schedules provided by URGI to Redcats USA and Offeror in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Redcats USA and Offeror, on the one hand, and URGI, on the other hand, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Redcats USA, Offeror or URGI.

Efforts to Close the Transactions.  In the Merger Agreement, each of Redcats USA, Offeror and URGI agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions and other documents necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In furtherance of this agreement, each party agreed to make appropriate filings under the HSR Act, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods. However, the parties agreed that nothing in the Merger Agreement would obligate Redcats USA or any of its subsidiaries or affiliates to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or to take or commit to take any action (1) the effectiveness of which is not conditional on the consummation of the Offer and the Merger or (2) that, individually or in the aggregate, is or would reasonably be expected to be materially adverse (with materiality being measured in relation to the size of URGI and its subsidiaries taken as a whole) to URGI or any of its subsidiaries or Redcats USA or any of its subsidiaries, either before or after giving effect to the Offer or the Merger, or Redcats USA’s ownership or operation of any material portion of URGI’s or any of its subsidiaries’ business or assets (a “Materially Burdensome Condition”).

URGI Rights Agreement.  Pursuant to the Merger Agreement, URGI agreed that, without the prior written consent of Redcats USA, URGI’s board of directors would not amend, take any action with respect to, or make any determination under, the URGI Rights Agreement (including a redemption of the rights thereunder) to facilitate a Takeover Proposal (defined below) prior to the termination of the Merger Agreement, except as provided in the Merger Agreement.

Indemnification; Directors’ and Officers’ Insurance.  Pursuant to the Merger Agreement, Redcats USA will cause (including by providing adequate funding to) the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of URGI and its subsidiaries as provided in the URGI certificate of incorporation, the URGI by-laws, the organization documents of any subsidiary or any written indemnification contract between such directors or officers and URGI (in each case, as in effect on the date of the Merger Agreement), without further action, as of the Effective Time and such obligations will survive the Merger and will continue in full force and effect in accordance with their terms.

In the Merger Agreement, Redcats USA has also agreed that for a period of at least six years after the Effective Time, it will cause the certificate of incorporation and by-laws of the Surviving Corporation (or any successor) to contain provisions no less favorable to the current or former directors or officers of URGI with respect to limitation of liabilities of directors and officers and indemnification that are set forth as of the date of the Merger Agreement in URGI’s certificate of incorporation or bylaws, which provisions are not to be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the to current or former directors or officers of URGI. Parent shall cause (including by providing adequate funding to) the Surviving Corporation to, honor all of its indemnification obligations existing as of the Effective Time.

Redcats USA also has agreed that it will maintain in effect, for a period of six years after the Effective Time, URGI’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered under such policies, on terms and amounts no less favorable than those of such policy in effect as of the date of the Merger Agreement (or Redcats USA may substitute policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, provided that any substitution or replacement of existing policies does not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or prior to the Effective Time); provided, however, that, if the aggregate annual premiums for such insurance exceed 200% of the current aggregate annual premiums, then Redcats USA will provide or cause to be provided a policy for the applicable individuals with the best coverage as are then available at the sum of (i) an annual premium of 200% of the current aggregate annual premiums plus (ii) the unearned portion of the premium paid by URGI for the current year for such insurance.

Conduct of URGI’s Business.  During the period from the date of the Merger Agreement to the Effective Time, the Merger Agreement obligates URGI to conduct, and to cause each of its subsidiaries to conduct, its operations in the ordinary course consistent with past practice prior to the closing of the Merger, except as set forth in the URGI disclosure schedule, as consented to in writing in advance by Redcats USA or as otherwise expressly permitted or required by the Merger Agreement, and obligates URGI to use reasonable best efforts to preserve its business organizations, retain the services of its officers and employees and preserve its relationships with customers, suppliers, lessees, licensees, distributors and others having significant business dealings with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of URGI prior to the Effective Time, which provide that, subject to certain exceptions, URGI will not (and will not permit any of its subsidiaries to) take certain actions except as permitted by the Merger Agreement or as required by applicable law or as set forth in the URGI disclosure schedule or with the prior written consent of Redcats USA (which consent will not be unreasonably withheld, conditioned or delayed if the Expiration Date has not occurred within 60 days of the commencement of the Offer), including, among other things, actions related to dividends and distributions; issuances, sales, purchases and recapitalizations of its capital stock; amendments to their organizational documents; acquisitions or sales of assets or properties; material commitments or transactions outside of the ordinary course; assumption of indebtedness; capital expenditures; litigation settlements; waivers of material claims; material contracts, collective bargaining agreements and benefit plans; granting severance or termination pay or increasing compensation; acceleration of the payment of benefits; modification of privacy policies changes in tax or accounting methods and material modifications to pricing or investment policies.

No Solicitation.  URGI agreed that, during the term of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of their respective directors, officers or employees or any advisor, agent, representative or controlled affiliate to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or facilitate any Takeover Proposal or the making thereof; or

•	other than informing persons of these no solicitation provisions, enter into, continue or participate in any discussions or negotiations regarding, or furnish to any person any information, or otherwise cooperate in any way with, any Takeover Proposal.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, URGI may:

•	in response to an unsolicited bona fide written Takeover Proposal made after the date of the Merger Agreement that URGI’s board of directors determines in good faith (after consultation with outside counsel and receiving the advice of a financial advisor of nationally recognized reputation) constitutes or may result in a Superior Proposal, furnish information with respect to URGI and its subsidiaries to the person making such Takeover Proposal (and its representatives) pursuant to a confidentiality agreement containing confidentiality and other provisions substantially similar to the provisions of the confidentiality agreement, dated June 25, 2007, between Redcats USA and URGI and not less restrictive to such person than the provisions of such confidentiality agreement are to Redcats USA; provided that all such information not previously provided to Redcats USA is provided to Redcats USA prior to or substantially concurrent with the time it is provided to such person; and

•	in response to an unsolicited bona fide written Takeover Proposal made after the date of the Merger Agreement that URGI’s board of directors determines in good faith (after consultation with outside counsel and receiving the advice of a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to result in a Superior Proposal, participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives);

if and only to the extent that URGI’s board of directors concludes in good faith (after consultation with its outside counsel) that failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law.

URGI’s board of directors may not (1) withdraw, modify or qualify in any manner adverse to Redcats USA its recommendation for the Offer, the Merger and the Merger Agreement or adopt or recommend (or publicly propose to do so) a Takeover Proposal, or (2) allow URGI or any of its subsidiaries to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal. Notwithstanding the foregoing, at any time prior to the Acceptance Time, URGI’s board of directors may:

•	in response to a situation other than as described in the next bullet below, make an adverse recommendation change if URGI’s board of directors has concluded in good faith, after consultation with legal counsel, that its failure to do so would be reasonably likely to result in a breach of its fiduciary duties under applicable law; or

•	in response to a Takeover Proposal that URGI’s board of directors reasonably determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal and that was unsolicited and made after the date of the Merger Agreement and that did not otherwise result from a breach thereof:

•	make an adverse recommendation change if URGI’s board of directors has concluded in good faith, after consultation with its outside legal counsel, that in light of such Superior Proposal, the failure of URGI’s board of directors to effect an adverse recommendation change would be reasonably likely to result in a breach of its fiduciary duties under applicable law; or

•	cause URGI to terminate the Merger Agreement and concurrently enter into an acquisition agreement for the Superior Proposal if URGI’s board of directors has concluded in good faith, after consultation with its outside legal counsel, that in light of such Superior Proposal, the failure of URGI’s board of directors to terminate the Merger Agreement would be reasonably likely to result in a breach of its fiduciary duties under applicable law, and provided that concurrently with such termination URGI pays to Redcats USA the termination fee and expenses as described below under “— Effect of Termination.”

However, URGI will not be entitled to exercise its fiduciary right to make an adverse recommendation change or to terminate the Merger Agreement unless it has (1) provided to Redcats USA five business days’ prior written notice that URGI’s board of directors intends to take such action and, if applicable, specifying the terms and conditions of any Superior Proposal, (2) during such five business day period, if requested by Redcats USA, engaged in good faith negotiations with Redcats USA to amend the Merger Agreement in such a manner that the Takeover Proposal no longer is a Superior Proposal and (3) at the end of such five business day period, such Takeover Proposal has not been withdrawn and continues to constitute a Superior Proposal. URGI must also promptly (and in any event within 24 hours of learning of the relevant information) advise Redcats USA in writing of any Takeover Proposal, the material terms and conditions. URGI will keep Redcats USA fully informed of the status and material terms (including any change to the material terms thereof) of any Takeover Proposal.

The term “Takeover Proposal” means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including securities of any subsidiary of URGI) that constitute 15% or more of the revenues, net income or assets of URGI and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of URGI, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of URGI, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving URGI or any of its subsidiaries, in each case other than the transactions contemplated by the Merger Agreement.

The term “Superior Proposal” means any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 75% of the shares of URGI common stock then outstanding or more than 75% of the assets of URGI, which URGI’s board of directors determines in good faith and reasonable judgment (after consultation with a financial advisor of nationally recognized reputation) to be (1) more favorable to the URGI stockholders from a financial point of view than the Offer and the Merger; (2) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal; and (3) for which financing is fully committed, or in the good faith judgment of URGI’s board of directors (based on advice from a financial advisor of nationally recognized reputation) is reasonably capable of being timely financed.

Access to Information.  The Merger Agreement provides that, subject to applicable laws relating to the exchange of information, URGI will (1) give Redcats USA and its representatives reasonable access during normal business hours during the period prior to the Effective Time or the termination of the Merger Agreement, to all URGI’s properties, books, personnel and records and (2) furnish promptly to Redcats USA such other information concerning its business and properties as Redcats USA may from time to time reasonably request. Notwithstanding the prior sentence, URGI is not required under the Merger Agreement to provide access to any information or documents which would, in the reasonable judgment of URGI, (1) breach any agreement of URGI or any of its subsidiaries with any third-party, (2) constitute a waiver of the attorney-client or other privilege held by URGI, (3) otherwise violate any applicable laws or (4) result in a competitor of URGI or any of its subsidiaries receiving material information which is competitively sensitive. However, URGI nonetheless agrees to use its reasonable best efforts to obtain any required consents for the disclosure of such information or documents and take such other action (such as the redaction of identifying or confidential information or entry into a joint defense agreement or other arrangement to avoid loss of attorney client privilege) with respect to such information or documents as is necessary to permit disclosure to Redcats USA and its representatives. Until the Effective Time, all information provided is subject to the terms of the confidentiality agreement between URGI and Redcats USA.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of Redcats USA, Offeror and URGI to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	if and to the extent required by applicable law, URGI stockholders will have approved and adopted the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	Redcats USA or Offeror will have accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; and

•	no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition will be in effect enjoining, restraining, preventing or prohibiting consummation of the Merger or making consummation of the Merger illegal.

Termination.  The Merger Agreement may be terminated prior to the Effective Time, and the Offer and the Merger may be abandoned (notwithstanding any approval of the Merger Agreement by the URGI stockholders):

•	by mutual written consent of Redcats USA and URGI duly authorized by each of their respective boards of directors;

•	by either Redcats USA or URGI:

•	if the Merger has not been consummated on or before June 30, 2008, except where the failure of the Merger to have been consummated on before such date was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

•	if any order, injunction, judgment, law, rule, legal restraint or prohibition preventing the Merger has become final and nonappealable;

•	if the Offer has expired or been terminated in accordance with the terms of the Merger Agreement without Redcats USA or Offeror having accepted for purchase any Shares pursuant to the Offer, other than due to a breach of the Merger Agreement by the terminating party;

•	by Redcats USA, prior to the Acceptance Time:

•	if URGI has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach of failure to perform (1) would result in any of the events relating to a breach by URGI of its representations, warranties and covenants that would permit Redcats USA and Offeror not to close the Offer (as described in Section 14 — “Conditions of the Offer”) and (2) is not cured, or incapable of being cured, by URGI within 30 calendar days following receipt of written notice of such breach or failure to perform by Redcats USA (or, if June 30, 2008 is less than 30 calendar days from the notice by Redcats USA, is not cured or is incapable of being cured by URGI by June 30, 2008);

•	in the event that (1) URGI’s board of directors withdraws, modifies or qualifies in any manner adverse to Redcats USA its recommendation for the Offer, the Merger or the Merger Agreement, or adopts or recommends an alternative takeover proposal, or (2) URGI’s board of directors fails publicly to reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within 10 business days of receipt of a written request by Redcats USA to provide such reaffirmation following an alternative takeover proposal;

•	by URGI, prior to the Acceptance Time:

•	if Redcats USA or Offeror breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach of failure to perform (1) would result in (a) any representation or warranty of Redcats USA and Offeror contained in the Merger Agreement not being true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein), except to the extent that the facts or matters as to which such representation or warranty is not so true and correct, individually or in the aggregate, have not had and could not reasonably be expected to have a Parent Material Adverse Effect or (b) a failure by Redcats USA or Offeror to perform in all material respects its agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to such time and (2) is not cured, or is incapable of being cured, by Redcats USA within 30 calendar days following receipt of written notice of such breach or failure to perform from URGI (or, if June 30, 2008 is less than 30 calendar days from the notice by URGI, is not cured or is incapable of being cured by Redcats USA by June 30, 2008); or

•	in accordance with the terms and subject to the conditions of its fiduciary right to terminate the Merger Agreement to accept a Superior Proposal; provided that, concurrently with such termination, URGI pays to Redcats USA the termination fee and expenses pursuant to the Merger Agreement described below.

The Merger Agreement defines a “Parent Material Adverse Effect” as any change, effect, event, occurrence, state of facts or development which individually or in the aggregate is or would reasonably be expected to be materially adverse to the ability of Redcats USA or Offeror to perform their obligations under the Merger Agreement or to consummate the transactions contemplated thereby by June 30, 2008.

Effect of Termination.  In the event of the termination of the Merger Agreement by either URGI or Redcats USA in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of any party to the Merger Agreement, except with respect to certain specified provisions, which provisions will survive any such termination, including provisions relating to the payment of termination fees and expenses in the circumstances described below. However, no party would be relieved from any liability or damages resulting from the willful and material breach by a party of its covenants under the Merger Agreement to be performed prior to the closing date; and neither Redcats nor Offeror would be relived from liability to URGI resulting from breach of certain of its representations under the Merger Agreement relating to sufficiency of funds.

If:

•	the Merger Agreement is terminated by Redcats USA because (1) URGI’s board of directors withdraws, modifies or qualifies in any manner adverse to Redcats USA its recommendation for the Offer, the Merger or the Merger Agreement, or adopts or recommends an alternative takeover proposal or (2) URGI’s board of directors fails publicly to reaffirm its adoption and recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement within 10 business days of receipt of a written request by Redcats USA to provide such reaffirmation following an alternative takeover proposal; or

•	the Merger Agreement is terminated by URGI pursuant to its fiduciary right to terminate the Merger Agreement to accept a Superior Proposal;

then URGI will pay Redcats USA a termination fee equal to $5,850,000, plus reasonably documented expenses of up to $1,000,000.

If (1) a bona fide Takeover Proposal or an intention (whether or not conditional) to make a Takeover Proposal has been publicly made or otherwise made known to URGI’s board of directors or to URGI’s stockholders and not withdrawn at least five Business Days prior to termination; and (2) thereafter, the Merger Agreement is terminated because (x) the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Redcats USA or Offeror having accepted for purchase any Shares pursuant to the Offer (other than due to a breach of the Merger Agreement by the terminating party), or (y) URGI shall have breached its nonsolicitation obligations under the Merger Agreement, then URGI will pay Redcats USA $2,925,000, plus the reasonably documented expenses of up to $1,000,000. If, within 12 months after the date of such termination, a definitive agreement is entered into by URGI or any of its affiliates with respect to any Takeover Proposal or any Takeover Proposal is consummated, then URGI will pay Redcats USA an additional $2,925,000. For purpose of this paragraph, all reference to “15%” in the definition of Takeover Proposal are deemed to refer to “a majority.”

Amendment.  The Merger Agreement may be amended by URGI, Redcats USA and Offeror at any time before or after any approval of the Merger Agreement by URGI stockholders, but, after any such approval, no amendment will be made that by law requires further approval by the URGI stockholders without obtaining such further approval.

Extension of Time; Waiver.  At any time prior to the Effective Time, the parties to the Merger Agreement may (1) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (2) waive any inaccuracies in the representations and warranties of other parties to the Merger Agreement and (3) to the extent permitted by applicable law, waive compliance with any of the agreements or, except as otherwise provided in the Agreement, conditions contained in the Merger Agreement. Rights under the Merger Agreement may only be waived by written instrument signed by the waiving party.

Expenses.  Except as noted above under “— Effect of Termination,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party to the Merger Agreement incurring such fees or expenses, whether or not the Offer or the Merger is consummated, except (1) all filing fees and expenses incurred in connection with the preparation by the financial printer, filing, printing and mailing of the Tender Offer Statement on Schedule TO, together with any supplements or amendments thereto, the Schedule 14D-9 and the proxy statement and (2) all filing fees associated with the HSR Act will be shared equally by Redcats USA and URGI.

(c) Appraisal Rights.  No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the URGI stockholders that have not tendered their Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. URGI stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any URGI stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. An URGI stockholder may withdraw his or her demand for appraisal by delivery to Offeror of a written withdrawal of his or her demand for appraisal prior to the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by URGI stockholders desiring to exercise any available appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. URGI stockholders who tender shares in the Offer will not have appraisal rights.

(d) “Going Private” Transactions.  The SEC has adopted Rule 13e-3 promulgated under the Exchange Act, which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Redcats USA and Offeror believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the URGI stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

(e) Plans for URGI.  In connection with the Offer, Redcats USA and Offeror have reviewed and will continue to review various possible business strategies that they might consider in the event that Offeror acquires control of URGI, whether pursuant to the Offer, the Merger or otherwise. Upon the consummation of the Merger, URGI will become a wholly owned subsidiary of Redcats USA.

(f) Tender Agreement.  Concurrently with the execution of the Merger Agreement, Raphael Benaroya, URGI’s Chairman of the Board, President and Chief Executive Officer, entered, in his capacity as a URGI stockholder, into a Share Tender Agreement with Redcats USA, Offeror and URGI (the “Tender Agreement”). Pursuant to the Tender Agreement, Mr. Benaroya has agreed:

•	to tender in the Offer, no later than 10 business days after commencement of the Offer, all Shares beneficially owned by him (other than options, shares of restricted common stock and Shares held in accounts under the URGI Retirement Savings Plan and SRSP), which Shares represent in the aggregate approximately 15% of the currently outstanding Shares;

•	to use his reasonable best efforts to seek to cause the Benaroya Charitable Foundation to tender all Shares that it owns in the Offer;

•	to vote any Shares owned by him in favor of the adoption of the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) or other action or agreement that would impair the ability of Redcats USA and Offeror to complete the Offer and the Merger;

•	not to sell or transfer any Shares except for certain limited transfers (up to 300,000 Shares) to foundations or charitable institutions who agree to be bound by certain provisions of the Tender Agreement; and

•	not to solicit, initiate or encourage any Takeover Proposal, provided that such restriction does not prohibit Mr. Benaroya from taking actions as a director or officer of URGI in accordance with the terms of the Merger Agreement.

Pursuant to the Tender Agreement, Mr. Benaroya has also granted Redcats USA an irrevocable proxy to vote the Shares on the foregoing matters, and such proxy will terminate upon the termination of the Tender Agreement. The Tender Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (d)(2) to the Tender Offer Statement on Schedule TO that Redcats USA and Offeror have filed with the SEC, which you may examine and copy as set forth in Section 9 — “Information Concerning Redcats USA and Offeror.”

(g) Amendments to Employment Agreements.  Concurrently with the execution of the Merger Agreement, Mr. Benaroya, George Remeta, URGI’s Vice Chairman of the Board and Chief Administrative Officer, and Kenneth Carroll, URGI’s Senior Vice President, General Counsel and Secretary, agreed to amendments of their existing employment agreements with URGI. These amendments and the executives’ agreements to forego certain rights in their existing agreements were required by Redcats as a condition to its willingness to enter into the Merger Agreement. The amendments are effective as of, and subject to, the completion of the Offer and provide for continuing employment of the executives for different periods of times, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants apply.

In order to facilitate the transactions contemplated by the Merger Agreement and accommodate Redcats USA’s condition that Messrs. Benaroya, Remeta and Carroll remain in the employ of URGI for a period of time following the completion of the Offer, Mr. Benaroya has agreed to remain employed for between one and two years (as determined by Redcats USA) following the completion of the Offer, Mr. Remeta has agreed to remain employed for one year following the completion of the Offer, and Mr. Carroll has agreed to remain employed for 90 days following the completion of the Offer. Each of Messrs. Benaroya, Remeta and Carroll have agreed that a portion of the severance to which they otherwise would have been entitled under their existing employment agreements had their employment been involuntarily terminated immediately following the completion of the Offer will be conditioned upon their continued employment during those periods. Further, Mr. Benaroya has agreed to extend the term of the noncompetition/nonsolicitation provisions in his agreement to 36 months as compared to the 18 month period contained in his existing employment agreement. During the employment periods described above, each of the executives will be entitled only to (i) base salary at existing contract levels (without any increase in respect of the cost of living as provided in the existing employment agreements), and (ii) employee benefits consistent with what they currently receive; during the post-Offer employment period required by Redcats, the executives will not be entitled to receive any other forms of compensation, including equity or cash incentive awards (other than the bonus payments described below). Furthermore, pursuant to the amendments, the executives have waived their right to severance if they voluntarily terminate their employment within a short period following a change in control of URGI as provided in their existing employment agreements.

Under the amendments, in exchange for the benefits described below, the executives have waived their right to receive certain severance payments and other benefits to which they would have been entitled under their existing employment agreements promptly following certain qualifying terminations of employment (i.e., termination of the executives without “cause” or termination by the executives following material breach of the agreement by URGI). Instead of such rights to severance and continuation of benefits, each of the executives will receive a payment upon the completion of the Offer ($3.5 million in the case of Mr. Benaroya, $2.4 million in the case of Mr. Remeta, and $1,079,163 in the case of Mr. Carroll). Also, instead of such rights to severance and benefits, Mr. Benaroya and Mr. Remeta will be paid an annual bonus ($600,000 for each of two years in the case of Mr. Benaroya and $800,000 for one year in the case of Mr. Remeta) during their continued post-Offer employment and Mr. Carroll will be paid an amount equal to $539,582 at the end of his 90-day post-Offer employment period. These payments are conditioned upon the continued employment of the executives, provided that the amounts will be paid in the event of termination of the executives without “cause” (as defined in the agreements and, as applicable, as modified in part to exclude a breach of the noncompetition/nonsolicitation provisions) or termination by the executives following material breach of the amended agreement by URGI.

Pursuant to Mr. Benaroya’s existing employment agreement and as permitted by the Merger Agreement, Mr. Benaroya has elected, effective as of September 10, 2007, to draw base salary at his existing contract level, which salary was voluntarily being drawn at a lower rate. In addition, pursuant to Mr. Benaroya’s employment agreement as amended, in the event that Mr. Benaroya’s employment with URGI terminates not earlier than the second anniversary of the completion of the Offer

(or Mr. Benaroya’s earlier qualifying termination of employment or other date mutually agreed with Redcats USA), then URGI will transfer to him ownership of all term life insurance policies (including any “key man” policies) insuring his life and then held by URGI, provided that such transfer is allowed under the terms of the applicable policies and further that Mr. Benaroya will pay any costs incurred in connection with such transfer.

In the event that Mr. Benaroya and Mr. Remeta, respectively, determine with Redcats and URGI in good faith that there is a likelihood that any payments to Mr. Benaroya or Mr. Remeta under the amended employment agreements will constitute “parachute payments” subject to section 280G of the Internal Revenue Code, the parties agree that they will further amend the agreements in such manner as they shall determine is reasonably necessary to cause such payments to not be so treated. However, in no event will the sum of the payment made upon completion of the Offer and the first-year bonus be less than $4.1 million for Mr. Benaroya, nor will the sum of the payment made upon completion of the Offer and the bonuses for the first two years following the Offer be less than $4.7 million for Benaroya or be paid later than the second anniversary of the completion of the Offer (or Mr. Benaroya’s earlier qualifying termination of employment). Likewise, in no event will the sum of the payment made upon completion of the Offer and the bonus for the first year following the Offer be less than $3.2 million for Mr. Remeta, nor will such sum be paid later than the first anniversary of the completion of the Offer (or Mr. Remeta’s earlier qualifying termination of employment).

(h) Supplemental Retirement Savings Plan.  Pursuant to the existing terms of our Supplemental Retirement Savings Plan (the “SRSP”), URGI’s board of directors has adopted a resolution that, in regard to amounts under the SRSP that are attributable to compensation deferrals that were earned and vested before January 1, 2005 (i.e., those not subject to the deferred compensation taxation provisions of section 409A of the Internal Revenue Code), neither the Offer nor the Merger will constitute a “change in control” within the meaning of the plan. Consequently, such amounts need not be distributed upon closing of the transactions. URGI has also adopted an amendment to the plan that permits participants, with respect to such amounts, to make an election, on or before December 31, 2007 in accordance with section 409A of the Internal Revenue Code, to provide for the payout of such amounts either upon separation from service or at a date certain (as elected by the participant) not earlier than January 1, 2008. Each of URGI’s executive officers is fully vested in his account balance under the SRSP, if any.

(i) Incentive Compensation Plan.  URGI maintains the 2006 Equity-Based Compensation and Performance Incentive Plan, as approved by URGI’s stockholders, to ensure that officer compensation is predominately aligned with the interests of URGI’s stockholders. In connection with the transaction with Redcats USA, URGI and Redcats USA agreed that Mr. Benaroya and Redcats would use their reasonable best efforts to mutually agree to the terms and targets for incentive compensation awards under URGI’s 2006 Equity-Based Compensation and Performance Incentive Plan for the Fall 2007 season (i.e., the six-month period ending February 2, 2008) and, if an agreement could not be reached, incentive compensation awards would be made by the Compensation Committee consistent with past practice and without any guaranteed payment upon a change in control of URGI or its subsidiaries.

12.	SOURCE AND AMOUNT OF FUNDS

Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $203.9 million, excluding URGI’s fees and expenses. Redcats USA will ensure that Offeror has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger, including in connection with the cancelation of all options to acquire Shares in accordance with the terms of the Merger Agreement. Redcats USA has available the necessary funds from its ongoing free cash and its affiliates to complete the Offer and the Merger, and will cause Offeror to have sufficient funds available to complete the Offer and the Merger.

13.	DIVIDENDS AND DISTRIBUTIONS

The Merger Agreement provides that, without the prior written consent of Redcats USA, URGI will not, and will not permit any of its subsidiaries to, prior to the Effective Time:

•	declare, set aside for payment or pay any dividend on, or make any other distribution (whether in cash, stock or other form) in respect of, any shares of its capital stock;

•	adjust, split, combine, subdivide or reclassify any shares of its capital stock;

•	issue, deliver, sell or grant, pledge or otherwise encumber or subject to any lien, any shares of its capital stock, any other voting securities, or any other securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock (except in accordance with the terms of the Merger Agreement);

•	redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, or any other securities thereof or any rights, warrants or options to acquire any such shares or securities (except in accordance with the terms of the Merger Agreement); or

•	enter into any contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of URGI common stock or the capital stock of any of its subsidiaries.

14.	CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, neither Redcats USA nor Offeror will be required to accept for payment or pay (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) for any tendered Shares, if (1) there will not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares that represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities of URGI, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions of such securities) on the Expiration Date (this condition is called the “Minimum Condition”), (2) the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act will not have terminated or expired prior to the Expiration Date, (3) any Materially Burdensome Condition will have been imposed in connection with obtaining any approvals or terminations described in clause (2), or (4) at any time on or after the date of the Merger Agreement and prior to the Acceptance Time, any of the following events will occur and continue to exist:

•	there will be any temporary, preliminary or permanent order, injunction, judgment or ruling in effect preventing or prohibiting the consummation of the Offer or the Merger or imposing a Materially Burdensome Condition;

•	there will be instituted or pending any action by any governmental entity seeking to restrain or prohibit the purchase of Shares pursuant to the Offer or the consummation of the Offer or imposing a Materially Burdensome Condition;

•	(1) any representation or warranty of URGI contained in Section 3.6(b) of the Merger Agreement (other than clause (B) and (C) and the last sentence thereof) generally regarding its capitalization will not be true and correct (except for de minimis inaccuracy); (2) any representation or warranty of URGI contained in clauses (B) and (C) of Section 3.6(b) of the Merger Agreement or Section 3.6(c) of the Merger Agreement generally regarding its capitalization, Section 3.13(j) of the Merger Agreement generally regarding approval of certain compensation arrangements, Section 3.22(a) of the Merger Agreement generally regarding anti-takeover laws, and Section 3.23 of the Merger Agreement generally regarding the rights plan, will not be true and correct in all material respects; and (3) any other representation or warranty of URGI contained in the Merger Agreement will not be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth in such representation or warranty), except where, in the case of (3), the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect (with each of (1), (2) and (3) tested as of the date of the Merger Agreement and as of the date of determination as though made on the date of determination, except to the extent such representation or warranty expressly relates to a specified date, in which case as of such specified date);

•	URGI will not have performed in all material respects all agreements, covenants and obligations required to be performed by it under the Merger Agreement at or prior to the date of determination;

•	URGI will not have furnished Redcats USA with a certificate dated as of the Expiration Date signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in the two prior bullets above will not have occurred and continue to exist;

•	there will have occurred any change, event, effect or occurrence arising since August 4, 2007 that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

•	other than filings pursuant to the HSR Act, any consent, approval or authorization of any governmental entity required to consummate the Offer or the Merger will not have been obtained, unless the failure to obtain such consent, approval or authorization has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The foregoing conditions are for the sole benefit of Redcats USA and Offeror, may be asserted by Redcats USA or Offeror, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Redcats USA or Offeror in whole or in part at any time and from time to time, subject to the terms of the Merger Agreement. The failure by Redcats USA or Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

The Merger Agreement defines a “Material Adverse Effect” as any change, effect, event, occurrence, state of facts or development that individually or in the aggregate is or could reasonably be expected to be materially adverse to (1) the business, results of operations or financial condition of URGI and its subsidiaries taken as a whole, or (2) the ability of URGI to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby by June 30, 2008. However, in the case of (1) above, Material Adverse Effect does not include any change, effect, event, occurrence, state of facts or development, to the extent arising out of or resulting from:

•	to the extent not affecting URGI or its subsidiaries in a disproportionate manner relative to other participants in the businesses and industries in which URGI and its subsidiaries operate, changes, after the date of the Merger Agreement, in general economic conditions in the United States, or political, social or economic instability in countries in which URGI or its subsidiaries source production, or U.S. or global financial or securities markets, conditions or interest rates;

•	to the extent not affecting URGI or its subsidiaries in a disproportionate manner relative to other participants in the businesses and industries in which URGI and its subsidiaries operate, changes, after the date of the Merger Agreement, in laws, customs, duties or GAAP;

•	to the extent not affecting URGI or its subsidiaries in a disproportionate manner relative to other participants in the businesses and industries in which URGI and its subsidiaries operate, changes, after the date of the Merger Agreement, in the retail clothing industry or the women’s wear retail industry including, without limitation, as a result of changes in consumer confidence levels and other factors affecting consumerism;

•	to the extent not affecting URGI or its subsidiaries in a disproportionate manner relative to other participants in the businesses and industries in which URGI and its subsidiaries operate, the announcement of the Merger Agreement (including the parties to the Merger Agreement) or the transactions contemplated by the Merger Agreement, including any impact of such announcement on relationships, contractual or otherwise, with customers, suppliers or employees;

•	to the extent not affecting URGI or its subsidiaries in a disproportionate manner relative to other participants in the businesses and industries in which URGI and its subsidiaries operate, acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods or other natural disasters;

•	store lease expirations; or

•	any action taken by URGI or its subsidiaries that is expressly required by the Merger Agreement or that has been expressly and specifically consented to by Redcats USA under the terms of the Merger Agreement.

15.	LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

Except as set forth in this Offer to Purchase, based on Redcats USA’s and Offeror’s review of publicly available filings by URGI with the SEC and other information regarding URGI, neither Redcats USA nor Offeror is aware of any licenses or regulatory permits that appear to be material to the business of URGI and its subsidiaries, taken as a whole, that might be adversely affected by Offeror’s acquisition of Shares in the Offer. In addition, neither Redcats USA nor Offeror is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act applicable to the Offer or the Merger that would be required for Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Redcats USA and Offeror expect to seek such approval or action, except as described under “— State Takeover Laws.” Should any such approval or other action be required, Redcats USA and Offeror cannot be certain that Redcats USA and Offeror would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to URGI’s or its subsidiaries’ businesses, or that certain parts of URGI’s, Redcats USA’, Offeror’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Offeror may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14 — “Conditions of the Offer” for a description of the conditions to the Offer.

State Takeover Laws.  URGI is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. URGI’s board of directors approved for purposes of Section 203 of the DGCL the entering into by Offeror, Redcats USA and URGI of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and has taken all appropriate action so that Section 203 of the DGCL, with respect to URGI, will not be applicable to Redcats USA and Offeror by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203 of the DGCL) purport to apply to the Offer or the Merger, Redcats USA and Offeror believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Redcats USA and Offeror have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Redcats USA and Offeror reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Redcats USA and Offeror take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Redcats USA and Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Redcats USA and Offeror might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Offeror may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14 — “Conditions of the Offer.”

Antitrust.  Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Redcats USA by virtue of Offeror’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Redcats USA

has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 24, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day after the filing which is October 9, 2007, unless Redcats USA receives a request for additional information or documentary material or the FTC and the Antitrust Division grant early termination prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Redcats USA, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Redcats USA’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Redcats USA’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although URGI is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither URGI’s failure to make those filings nor a request made to URGI from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Redcats USA’s acquisition of Shares in the Offer and the Merger. At any time before or after Offeror’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Redcats USA, Offeror, URGI or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14 — “Conditions of the Offer.”

Based upon an examination of publicly available information relating to the businesses in which URGI is engaged, however, Redcats USA and Offeror believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, Redcats USA and Offeror cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14 — “Conditions of the Offer.”

16.	FEES AND EXPENSES

Redcats USA has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the URGI stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Redcats USA will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Redcats USA has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws. In addition, Redcats USA has retained Continental Stock Transfer & Trust Company as the Depositary. Redcats USA will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws. Peter J. Solomon Securities Company is acting as Dealer Manager in connection with the Offer. An affiliate of Peter J. Solomon Securities Company, Peter J. Solomon Company, has provided certain financial services to Redcats USA in connection with the proposed acquisition of URGI, for which services Peter J. Solomon Company will receive customary compensation.

Except as set forth above, Redcats USA will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Redcats USA will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	MISCELLANEOUS

Redcats USA and Offeror are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Redcats USA and Offeror become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Redcats USA and Offeror will make a good faith effort to comply with that state statute. If, after a good faith effort, Redcats USA and Offeror cannot comply with the state statute, Offeror will not make the Offer to, nor will Offeror accept tenders from or on behalf of, the URGI stockholders in that state. Redcats USA and Offeror have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, URGI has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of URGI’s board of directors with respect to the Offer and the reasons for the recommendation of URGI’s board of directors and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8 — “Information Concerning URGI” and Section 9 — “Information Concerning Redcats USA and Offeror.”

Neither Redcats USA nor Offeror has authorized any person to give any information or to make any representation on behalf of either Redcats USA or Offeror not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Redcats USA, Offeror, URGI or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

BOULEVARD MERGER SUB, INC.

September 25, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REDCATS USA AND OFFEROR

François Pinault controls Société Financière Pinault, which holds 100% of the outstanding voting securities of Artémis Holdings S.A., which holds over 55% of the voting rights of PPR S.A., which indirectly holds 100% of the outstanding voting securities of Offeror and Redcats. Mr. Pinault is the founder and former president of Artemis and PPR, and director of Société Financière Pinault and Artemis. Mr. Pinault is a citizen of France.

1.	REDCATS USA

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Redcats USA. Unless otherwise indicated, each of these individuals is a citizen of France.

Directors

Name	Principal Occupation, Employment History and Address

Eric Faintreny	Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From 2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic. Appointed Chairman of Redcats UK in 2002. Business address: 463 Seventh Avenue, New York, New York 10018.
Thierry Falque-Pierrotin	Chairman and Chief Executive Officer of Redcats Group since 2001. Member of the PPR Executive Committee and Assessor to the PPR Board of Directors. Business address: 5-7 rue du Delta, 75009 Paris, France.
Olivier Marzloff	Executive Vice President, Finance and IT and Chief Financial Officer of Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of PBM, a former PPR subsidiary. Business address: 463 Seventh Avenue, New York, New York 10018.
Bernard Ansart	Chief Financial Officer of Redcats Group since 2003. From 2001 to 2003, Chief Financial Officer of Intégris, the European service activities division of the Bull Group. Business address: 5-7 rue du Delta, 75009 Paris, France.
Frederick William Oakes	Solicitor and Company Secretary of Redcats UK since 1989. Business address: 18 Canal Road, Bradford BD994XB, United Kingdom. Citizen of the United Kingdom.

Executive Officers

Name	Principal Occupation and Employment History

Eric Faintreny	Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From 2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic. Appointed Chairman of Redcats UK in 2002.
Olivier Marzloff	Executive Vice President, Finance and IT and Chief Financial Officer of Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of PBM, a former PPR subsidiary.

2.	OFFEROR

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Offeror. Unless otherwise indicated, each of these individuals is a citizen of France.

Directors

Name	Principal Occupation and Employment History

Eric Faintreny	President and Secretary of Offeror. Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From 2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic. Appointed Chairman of Redcats UK in 2002.
Thierry Falque-Pierrotin	Chairman and Chief Executive Officer of Redcats Group since 2001. Member of the PPR Executive Committee and Assessor to the PPR Board of Directors.
Olivier Marzloff	Vice-President and Treasurer of Offeror. Executive Vice President, Finance and IT and Chief Financial Officer of Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of PBM, a former PPR subsidiary.
Bernard Ansart	Chief Financial Officer of Redcats Group since 2003. From 2001 to 2003, Chief Financial Officer of Intégris, the European service activities division of the Bull Group.

Executive Officers

Name	Principal Occupation and Employment History

Eric Faintreny	President and Secretary of Offeror. Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From 2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic. Appointed Chairman of Redcats UK in 2002.
Olivier Marzloff	Vice-President and Treasurer of Offeror. Executive Vice President, Finance and IT and Chief Financial Officer of Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of PBM, a former PPR subsidiary.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each URGI stockholder or the URGI stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Continental Stock Transfer & Trust Company

By Facsimile Transmission
By Mail:	(for eligible institutions only):	By Hand or Overnight Courier:

Continental Stock Transfer & Trust Company Attention: Reorganization Department 17 Battery Place, 8th Flr New York, NY 10004	Continental Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: (212) 616-7610 Confirm by Phone: (212) 509-4000 ext. 536	Continental Stock Transfer & Trust Company Attention: Reorganization Department 17 Battery Place, 8th Flr New York, NY 10004

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Redcats USA’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
Call Collect (212) 929-5500
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

520 Madison Avenue
New York, New York 10022
Call Toll-Free (888) 447-6566
Email: redcatsinfo@pjsolomon.com